1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Nauman Malik nauman.malik@dechert.com +1 202 261 3456 Direct +1 202 261 3062 Fax

September 29, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company LLC

Registration Statement on Form N-2

File Numbers: 333-196590; 811-22974

Dear Mr. Parachkevov:

On behalf of Eagle Point Credit Company LLC, a Delaware limited liability company (the “Registrant”), enclosed please find pre-effective amendment No. 4 to the Registrant’s registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which is being filed primarily to include the expected deal size of the offering and related disclosure. As requested, the notes to the unaudited financial statements as of and for the period ended June 30, 2014 include a reference to the audited schedule of investments as of June 30, 2014.

Please direct any questions concerning the enclosed to the undersigned at (202) 261-3456 or Thomas J. Friedmann at (202) 261-3313.

Very truly yours,

/s/ Nauman S. Malik